Exhibit 99

May 07, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Result of the Postal Ballot and e-voting on resolutions of HDFC Bank Limited

We hereby submit the result of e-voting pursuant to the Postal Ballot of the Bank, for all resolutions as specified in the Postal Ballot Notice dated March 28, 2024.

Period of remote e-voting for Postal Ballot	Thursday, April 4, 2024 9:00 a.m. (IST) to Friday, May 3, 2024 5:00 p.m. (IST)
Total no. of shareholders as on the cut-off date	41,24,415

All the resolutions placed through the Postal Ballot were passed with the requisite majority. The resolutions are deemed as passed on the last date of the remote e-voting period, i.e. Friday, May 3, 2024.

The e-voting results of Postal Ballot and report of the Scrutinizer viz., M/s. BN & Associates, are enclosed herewith.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary

HDFC BANK LTD - VOTING RESULTS OF POSTAL BALLOT

Date of declaration of result of Postal Ballot	3rd May, 2024
Total number of shareholders on record date	4124415
No. of Shareholders present in the meeting either in person or through proxy
Promoters and Promoter Group:	NA
Public:
No. of Shareholders attended the meeting through Video Conferencing
Promoters and Promoter Group:	-
Public:	-

Resolution required: (Ordinary/Special)			Special (01) : To approve the re-appointment and remuneration of Mr. Atanu Chakraborty (DIN: 01469375) as a Part-time Chairman and Independent Director of the Bank.
Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		4868202694	91.014	4810084780	58117914	98.806	1.194
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	5348846051	4868202694	91.014	4810084780	58117914	98.806	1.194
Public - Non Institutions	E-Voting		49191958	2.188	48566536	625422	98.729	1.271
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2248064611	49191958	2.188	48566536	625422	98.729	1.271
Total		7596910662	4917394652	64.729	4858651316	58743336	98.805	1.195

Yours faithfully,

For HDFC Bank Limited

Santosh Haldankar

Company Secretary

SCRUTINIZER’S REPORT

Date: May 06, 2024

To,

The Chairman

HDFC Bank Limited

HDFC Bank House,

Senapati Bapat Marg,

Lower Parel (West),

Mumbai 400 013.

Sub: HDFC Bank Limited - Scrutinizer’s Report on Postal Ballot (E-voting) Results

The Board of Directors of HDFC Bank Limited (hereinafter referred to as ‘’the Bank”) at its meeting held on March, 28, 2024, have appointed me as the Scrutinizer to scrutinize the Postal Ballot e-voting process in a fair and transparent manner in respect of all the Resolutions as stated in the Postal Ballot Notice dated March 28, 2024 (the “Postal Ballot Notice”).

In compliance with the provisions of Section 110 of the Companies Act, 2013 (the “Act”) read with Rule 22 of the Companies (Management and Administration) Rules, 2014, Regulation 44 of the Securities and Exchange Board of India (Listing Obligations & Disclosure Requirements) Regulations, 2015 (the “SEBI Listing Regulations”) Secretarial Standard on General Meetings (“SS-2”) issued by the Institute of Company Secretaries of India, including any circulars, statutory modification(s), clarification(s), substitution(s) or re-enactment(s) thereof for the time being in force, guidelines prescribed by the Ministry of Corporate Affairs (the “MCA”), Government of India, for holding general meetings/ conducting postal ballot process through e-voting vide General Circular Nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020, 22/2020 dated June 15, 2020 and 33/2020 dated September 28, 2020, 39/2020 dated December 31, 2020, 10/2021 dated June 23, 2021, 20/2021 dated December 8, 2021 11/2022 dated December 28, 2022, and 09/23 dated September 25, 2023 (collectively referred to as “MCA Circulars”) and any other applicable laws and regulations, the special businesses mentioned in the Postal Ballot Notice dated February 22, 2024, were proposed to be passed by the Members of the Bank through Postal Ballot via remote electronic voting (“e-voting”) only. The Bank had, accordingly, provided facility of e-voting to all Members of the Bank to enable them to cast their votes electronically on the special business mentioned in the Notice.

The Bank has engaged the services of National Securities Depository Limited, as the Electronic Voting Service Provider (“NSDL” or “EVSP”) who had made necessary arrangements to facilitate e-voting by the shareholders of the Bank on their website at www.evoting.nsdl.com. Datamatics Business Solutions Limited are the Registrar and Share Transfer Agents for the Bank (the “RTA”).

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Accordingly, the Bank had sent the Postal Ballot Notice including all the requisite information required by the shareholders to cast their vote(s), in electronic form only to all those Members who had registered their e-mail addresses with the Bank / RTA / Depository Participants, as on Friday, March 29, 2024 (being the cut-off date specified for this purpose). The communication of the assent or dissent of the Members was sought through the e-voting system only.

The Bank and the EVSP had uploaded the Postal Ballot Notice together with the explanatory statement on their respective websites viz. www.hdfcbank.com and www.evoting.nsdl.com and Electronic Voting Event Number “128245” (’EVEN’) was generated for casting the votes through e-voting mode. The Bank and the EVSP have complied with all the necessary formalities specified under the Act, the Rules framed thereunder and the MCA Circulars issued in this regard.

The Management of the Bank is responsible for ensuring compliance with the requirements of the Act and the Rules made thereunder and SEBI Listing Regulations relating to the items placed for approval of the members through postal ballot by e-voting. My responsibility as the Scrutinizer of the voting process (through e-voting), was restricted to scrutinizing the e-voting process, in a fair and transparent manner and to prepare a Scrutinizer’s Report on the votes cast in favour and against the resolutions stated in the Notice, based on the data generated from the e-voting system provided by EVSP.

I report that the Postal Ballot Notice sent on April 1, 2024 through e-mail to 39,96,669 members whose e-mail addresses were registered with the Bank /RTA /Depositories and as made available with the RTA. The total Number of Members as on the Cut-off date was 41,24,415.

The e-voting period commenced from Thursday, April 04, 2024 from 9.00 a.m. (IST) and ended on Friday, May 03, 2024 at 5.00 p.m. (IST). The Bank also published an advertisement in newspapers having nation-wide circulation on Tuesday, on April 02, 2024 in “Business Standard” English Newspaper (all editions), and in “Navshakti”, Marathi Newspaper (Mumbai edition) providing requisite information as required under Rules and MCA Circulars.

The item for which approval of the Members of the Bank was sought as stated in the Postal Ballot Notice is mentioned hereunder: -

Sr. No.	Type of Resolution	Description of the resolution
1.	As a Special Resolution	To approve the eligibility for re-appointment, re-appointment and remuneration of Mr. Atanu Chakraborty (DIN: 01469375) as a Part-time Chairman and Independent Director of the Bank

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SUMMARY OF VOTES CAST

The e-voting process concluded at 5.00 p.m. IST on Friday, May 03, 2024. After the closure of E-voting process, the votes cast through e-voting facility were duly unblocked by me as the Scrutinizer in the presence of Honey K. Soni and Shriya Sanghavi. witnesses, not in employment of the Bank, as prescribed under sub-rule 4(xii) of Rule 20 of the Companies (Management and Administration) Rules, 2014. Since e-voting facility was provided by NSDL, the details of the e-voting exercised by the Members were duly compiled by NSDL. The details of the e-voting, the compilation of the Register containing the statement of Member’s name, DP ID, Client ID and/or folio number, number of shares held, number of votes exercised, votes in favour, votes against were generated by NSDL from their website were duly scrutinized.

On scrutiny, I report that out of 41,24,415 Members holding shares as on the cut-off date, i.e. Friday, March 29, 2024, 19091 Members holding 491,73,94,652 shares have exercised their votes through remote e-voting.

The details of Postal Ballot results for the special business placed for consideration and approval of the Members is given below:

NOTES:

1.	Votes cast in favour or against has been considered on the basis of number of shares held as on March 29, 2024 i.e. the cut-off date reckoned for the purpose of postal ballot.
2.	*Vote Cast In favour or against have been calculated based on the Valid Votes cast through remote e-voting.
3.	There were no related parties in respect of the aforesaid resolution.

Item No 1: As a Special Resolution:

To approve the eligibility for re-appointment, re-appointment and remuneration of Mr. Atanu Chakraborty (DIN: 01469375) as a Part-time Chairman and Independent Director of the Bank.

Total no. of Members	41,24,415
Total no. of Equity Shares	759,69,10,662
E-voting as per the Postal Ballot Notice	From 9.00 a.m. IST on Thursday, April 04, 2024 till 5.00 p.m. IST on Friday May, 03, 2024
		Number of Votes	Number of Shares
Total votes cast through e-voting	A	19091	493,95,93,471
Less: Abstained/Less voted *refer note above	B	-	(-) 221,98,819
Net Number of E-Votes (A-B) considered valid	C	19091	491,73,94,652

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Summary of e-voting through Postal Ballot

Promoter/ Public	No. of shares held (1)	No. of votes cast (2)	% of votes cast on outstanding shares (3)=[(2)/ (1)]*100	No. of votes - in favour (4)	No. of votes - against (5)	% of votes in favour on votes cast (6)=[(4)/ (2)]*100	% of votes against on votes cast (7)=[(5)/ (2)]*100
Promoter and Promoter Group	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Public-Institutional holders	5,34,88,46,051	4,86,82,02,694	91.014	4,81,00,84,780	5,81,17,914	98.806	1.194
Public-others	2,24,80,64,611	4,91,91,958	2.188	4,85,66,536	6,25,422	98.729	1.271
Total	7,59,69,10,662	4,91,73,94,652	64.729	4,85,86,51,316	5,87,43,336	98.805	1.195

Percentage of votes cast in Favour: 98.805 Percentage of votes cast Against: 1.195

RESULTS: -

As the number of votes cast in favour of the Resolution is more than three times the number of votes cast against, I report that the Special Resolution as per Item No. 1 as set forth in the Postal Ballot Notice dated March 28, 2024 has been passed by the Members with requisite majority. The Resolution is deemed as passed on the last date for e-voting i.e. Friday, May 03, 2024 after the conclusion of voting period i.e. 5.00 p.m. (IST).

I further report that as per the Postal Ballot Notice dated March 28, 2024 and the Board Resolution dated March 28, 2024, the Chairman or a person authorised by him in writing may declare and confirm the above results of voting by postal ballot in respect of the Resolutions referred, within two working days of the closure of the remote e-voting period. The result of the Postal Ballot will be displayed on the website of the Bank www.hdfcbank.com and on the website of NSDL www.evoting.nsdl.com.The results shall also be forwarded to the Stock Exchanges and hosted on the websites of BSE Limited and National Stock Exchange of India Limited, the exchanges where the equity shares of the Bank are listed and at the Registered Office of the Bank.

I further report that Rule 22 of the Companies (Management and Administration) Rules, 2014 has been duly complied with and the records maintained by me including the data as obtained from NSDL, the Service Provider for the e-voting facility extended by them and recording the consent or otherwise received from the Members, by e-voting which includes all the particulars of the Members such as the name, folio number/DP ID and Client ID, number of shares held, number of shares voted and number of shares assented, number of shares dissented, number of shares rejected, and other related data/papers are in my safe custody which will be handed over to the Company Secretary of the Bank.

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I thank you for the opportunity given, to act as a Scrutinizer for the above Postal Ballot process of the Bank.

Thanking you,

Yours faithfully

For BN & Associates

Company Secretaries

Sd/-
CS B. Narasimhan	Place: Mumbai
(Proprietor)	Date: May 06, 2024
(FCS No. 1303 COP No. 10440)	UDIN: F001303F000316497

The following were the witnesses to the unblocking of the votes on Friday, May 03, 2024

Sd/-	Sd/-
1. Honey K. Soni	2. Shriya Sanghavi.

Received the Report

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary

Place: Mumbai

Date: May 06, 2024

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